Exhibit 99.15

Ontario Securities Commission	Commission des valeurs mobilières de l’Ontario	22nd Floor 20 Queen Street West Toronto ON M5H 3S8	22e étage 20, rue queen ouest Toronto ON M5H 3S8

RECEIPT

CannTrust Holdings Inc.

This is the receipt of the Ontario Securities Commission for the Long Form Prospectus of the above Issuer dated August 11, 2017 (the prospectus).

The prospectus has been filed under Multilateral Instrument 11-102 Passport System in British Columbia, Alberta, Saskatchewan and Manitoba. A receipt for the prospectus is deemed to be issued by the regulator in each of those jurisdictions, if the conditions of the Instrument have been satisfied.

August 11, 2017

Huston Loke

Huston Loke
Director, Corporate Finance Branch

SEDAR Project # 2636248